NEWS RELEASE

TSX: CLG; AMEX: CLG

Suite 950 – 505 Burrard Street, Box 72, One Bentall Centre, Vancouver, B.C. Canada V7X 1M4

Tel: 604.608.2557   Fax: 604.608.2559   www.cumberlandresources.com

News Release 05-04

March 16, 2005

Cumberland Reports 2004 Financial Results and Summary of Activities

CUMBERLAND RESOURCES LTD. (TSX: CLG; AMEX: CLG) is pleased to report audited financial results for the year ended December 31, 2004, and summary of activities to date.

SUMMARY OF RECENT ACTIVITIES

On February 24, 2005, Cumberland announced the results from the Feasibility Study (“Study”) on the Company’s 100% owned Meadowbank Gold Project located in Nunavut, Canada.  Initiated in 2003, completion of the Study was extended in early 2004 due in part to global escalations in the cost of fuel, steel and other construction items which impacted the preliminary construction cost estimates for the project.  The Study incorporates improvements to the Meadowbank mine model as a result of a re-design completed in 2004 by the Company and the study manager, AMEC Americas Ltd. (“AMEC”).  The most significant improvements are from increased annual production and mill throughput, changes to open pit scheduling, and a proposed 102 km conventional access road to connect the project to the community of Baker Lake.

The Study results evaluate an open-pit gold mine and assume a gold price and exchange rate of US$400 per ounce and US$0.75 per Cdn$1.00 respectively and full equity financing.  According to the Study, Meadowbank is projected to produce an average of more than 300,000 ounces of gold per year over an 8.3 year mine life. Peak production is achieved in Year 1 of operations with 421,000 ounces produced from the Portage pit. Additional financial projections reflected in the Study include:

Meadowbank Gold Project Feasibility*

Proven & Probable Mining Reserves (contained ounces)	2.8 million
Average Annual Production Rate Years 1 to 4 Life of Mine	376,000 ounces 316,000 ounces
Average Cash Production Cost (per Ounce) Years 1 to 4 Life of Mine	US$199 US$224
Payback Period	4.0 years
Total Pre-production Capital	US$225 million
Internal Rate of Return Pre-tax After-tax	14.3% 10.7%
Net Present Value @ 0% Pre-tax After-tax	US$174 million US$115 million

Conventional open pit mining methods will be used to exploit the reserves of the project.  The proven and probable open pit reserve estimate for the three pits on the project is as follows:

Meadowbank Gold Project Open Pit Mining Reserves (Proven and Probable)**

Open Pit	Ore (t)	Au Grade (g/t)	Contained Ounces
Portage	11,180,000	4.27	1,534,000
Vault	8,469,000	3.18	866,000
Goose	2,247,000	5.09	368,000
Total		3.93	2,768,000

On March 15, 2005, Cumberland announced a budget of $3.5 million for the 2005 exploration program on the Meadowbank Project.  The program, including a planned 7,000 to 9,000 metre diamond drilling program, is expected to commence in April and will focus on increasing gold reserves and resources.  The exploration program will consist of a two phased drill program, subject to the availability of third-party drillers, and grassroots exploration along the 25 kilometre Meadowbank gold trend.  At the Goose Island deposit, the Phase I drill program will focus on expansion of high grade intersections yielded in the 2004 drill program.  South of the Goose Island deposit, drilling will test an 850 metre strike length of stratigraphy where previous wide spaced drilling has intersected gold mineralization similar to the Goose Island deposit.  The Phase I program will also focus on the PDF deposit, which remains open for expansion at depth.   The Phase II program will consist of approximately 2,000 metres of drilling, grassroots exploration on favourable structures north of the Vault deposit, and follow-up exploration on numerous recently defined prospects situated both near the proposed open pits and across the property.

The development of the Meadowbank Project is being reviewed under a NIRB Part 5 review as provided under Article 12 of the Nunavut Land Claims Agreement and existing Federal legislation. The Company has submitted a Draft Environmental Impact Study (“DEIS”) to the Nunavut Impact Review Board (“NIRB”). The report identifies the potential impacts the Meadowbank Project will have on the local environment, socio-economic impacts, and the management and mitigation measures required to minimize the impacts of the project while maximizing the benefits. The NIRB is presently reviewing the DEIS and following a period of review and initial hearings, Cumberland will prepare a final EIS document, which will include responses to matters raised through the NIRB review period. The Company anticipates it could move into the Final EIS stage in the fall of 2005. Final approvals and licenses are anticipated in early 2006.

The engineering and construction schedule for the project assumes that all necessary NIRB approvals and licenses are obtained in early 2006 allowing procurement and shipping of equipment and supplies in the 2.5 month 2006 shipping season (mid-July to late September).  Construction of the access road from Baker Lake to the Meadowbank site would commence in the fall of 2006. Upon completion of the access road a mine construction period of 18 months is required with production commencing in mid-2008.

Cumberland also holds a 22% interest (carried to production) in the Meliadine West gold project located in Nunavut Territory.  Comaplex Minerals Corp. is the Operator of the Meliadine West gold project.  Primary activities during 2004 at Meliadine West included ongoing resource evaluation of the Main Tiriganiaq deposit and further exploration of deeper targets (West Tiriganiaq zone) in preparation for feasibility study.  A surface drill program consisting of 21 holes in 9,297 metres was completed by the Operator in September, 2004.  The Operator reported that results from the final drill holes in the West Tiriganiaq zone indicate potential for additional gold resources at depth and along strike of the Main Tiriganiaq deposit.  The Operator further stated it intends to recalculate resources in the Main Tiriganiaq deposit and perform subsequent exploration with the goal of moving this deposit towards feasibility as quickly as possible.

FINANCIAL HIGHLIGHTS

At December 31, 2004, the Company had working capital of $37.0 million as compared to $45.8 million at December 31, 2003.

The Company incurred a net loss of $10.5 million for the year-ended December 31, 2004, compared to a net loss of $13.4 million for the year-ended December 31, 2003.  The reduction in net loss during 2004 is primarily attributable to a $2.5 million reduction in exploration and development costs and a $1.5 million increase in the gain on investments in public companies, which were partially offset by increases in stock-based compensation expense and general and administrative and other expenses.

The Company had no operating revenues in either 2004 or 2003, as it had not commenced mining operations.  In both 2004 and 2003, the Company received the annual $500,000 option payment from the operator of the Meliadine West joint venture in accordance with an option agreement signed in 1995.

The most significant component of the Company’s net loss for both 2004 and 2003 was exploration and development costs related to Meadowbank.  During the years ending December 31, 2004 and December 31, 2003, the Company incurred exploration and development costs of $9.0 million and $11.2 million respectively on the Meadowbank project.  The $2.2 million reduction in 2004 is primarily attributable to reduced exploration costs at Meadowbank.  Consulting engineering costs related to completion of the Meadowbank feasibility study were also lower in 2004 than in the prior year.

This summary of financial highlights should be read in conjunction with the Company’s 2004 audited financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations, both of which are available on www.sedar.com.

Cumberland is a well financed mineral exploration and development company.  The Company completed a feasibility study on the Meadowbank gold project (100% interest) in Nunavut and is advancing the project to production.  The Company also holds a 22% carried to production interest in the Meliadine West gold project in Nunavut. The shares of Cumberland are traded on the Toronto Stock Exchange and the American Stock Exchange under the symbol CLG.

CUMBERLAND RESOURCES LTD.

”Kerry M. Curtis, B.Sc., Geo.”
President and CEO

For further information contact:  Kerry Curtis, President and CEO or Joyce Musial, Manager, Investor Relations

Forward Looking Statements and Risks - This News Release contains “forward-looking statements”, including, but not limited to, statements regarding our expectations as to the market price of gold, strategic plans, future commercial production, production targets and timetables, mine operating costs, capital expenditures, work programs, exploration budgets and mineral reserve and resource estimates. Forward-looking statements express, as at the date of this report, our plans, estimates, forecasts, projections, expectations or beliefs as to future events or results. We caution that forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, environmental risks and hazards, uncertainty as to calculation of mineral reserves and resources, requirement of additional financing, risks of delays in construction and other risks more fully described in our AIF filed with the Securities Commissions of the Provinces of British Columbia, Ontario, Quebec and Nova Scotia in our 40F filed with the United States Securities and Exchange Commission (the “SEC”) and with the Toronto Stock Exchange.

*Meadowbank Feasibility Study (First Quarter 2005) – The feasibility study incorporates improvements to the mine model as a result of a re-design completed in 2004 by the Company and the study manager, AMEC Americas Ltd. (“AMEC”). Construction scheduling and capital cost estimation has been prepared by Merit International Consultants Inc (“Merit”). Metallurgical and process test work was completed by SGS Lakefield Research Ltd.  Process design was completed by International Metallurgical and Environmental Inc. and AMEC. Supporting geotechnical engineering, hydrogeological and geochemical studies were completed by Golder Associates Ltd. (“Golder”). The Study has been prepared in accordance with the Standards of Disclosure for Mineral Projects as defined by National Instrument 43-101 (“NI 43-101”).  Assumptions include a long term gold price of US$400/oz. and an exchange rate of US$0.75 pr Cdn$1.00.

**Meadowbank Gold Reserves (First Quarter 2005) - The open pit mining reserves have been prepared in accordance with NI 43-101. Mr. Mark Pearson, P.Eng Principal Mining Engineer with AMEC Americas Limited is the independent Qualified Person responsible for preparation of stated reserves.